

February 14, 2012

Via Facsimile
Guy Archbold, Chief Executive Officer
Rackwise, Inc.
101 California Street
Suite 2450
San Francisco, CA 94111

      Re: Rackwise, Inc. (f/k/a Visual Network Design, Inc.)
              Registration Statement on Form S-1
              Filed January 17, 2012
              File No. 333-179020

Dear Mr. Archbold:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that your website <www.rackwise.com> identifies as your "clients" a number of well-known companies, including General Electric Company, Federal Express, AT&T and Bed Bath & Beyond, as well as government agencies, including the U.S. Securities and Exchange Commission. In your response letter, please briefly describe your relationship with the Rackwise clients identified on your website. In this regard, tell us whether they are, or have been in the past, paying customers. If not, explain how you consider them to be clients of the company.

2.   Please update your financial statements through December 31, 2011. Refer to Rule 8-08(b) of Regulation S-X. Related information throughout the prospectus, including in Management's Disclosure and Analysis, should be revised accordingly.

3.   You disclose throughout your registration statement that the company recently completed a private placement in January 2012. You do not appear to have filed a current report pursuant to Item 3.02 of Form 8-K with respect to this unregistered issuance, however. Please advise, and ensure that in connection with any future unregistered issuances, the company provides the disclosure called for by Item 3.02 in a timely manner.

4.   Certain of your warrant agreements provide for an adjustment of the warrant exercise price in the event that the company issues additional shares below a specified price during the exercise period. In this regard, we refer to Section 3(d) of the forms of warrants filed as Exhibits 4.2 through 4.4 to your Form 8-K filed September 27, 2011. Accordingly, please revise disclosure throughout the filing to ensure that it accurately describes the partial-ratchet pricing adjustment provision of your outstanding warrants. In particular, you should expand the description of your securities beginning on page 55 to describe clearly the price protection afforded the warrant holders in the event that the company issues stock at a price lower than the price specified in the applicable warrant. We note that the current disclosures regarding your "merger warrants," "investor warrants, "broker warrants," and "consultant warrants" on pages 56 through 58 suggest that the exercise price of each such warrant is fixed. Refer to Item 202 of Regulation S-K. Please make similar changes throughout the filing to indicate consistently that the exercise prices of your warrants are subject to adjustment, to the extent applicable.

5.   In addition, please expand your risk factor disclosure to describe the risks to current shareholders and potential investors that are presented by the partial-ratchet exercise price adjustment feature of certain of your outstanding warrants.

Prospectus Cover Page

6.   The opening paragraph states, on the one hand: "This prospectus relates to the sale of up to 40,803,384 issued and outstanding shares of our common stock…;" but the following sentence states that 12,222,930 of these shares are issuable upon exercise of outstanding warrants. Please revise these disclosures for consistency.

Summary, page 2

7.   Please revise the filing generally, and the summary in particular, to eliminate repetitive disclosure throughout your prospectus. In this regard, we note that your summary discusses your November 2011 and January 2012 private placements three times. Revise to ensure your disclosure is consistent with the principles set forth in Rule 421(b) of Regulation C.

Capital Needs, page 4

8.   You do not appear to discuss the company's capital needs under this heading. Instead, the disclosure here focuses on proceeds from the company's recent private placements. Please revise.

9.   Please provide support for the following assertion: "With the proceeds from these offerings, we believe that we have enough cash on hand to achieve profitability by October 2012." As you are aware, you must be able to provide reasonable support for all claims made in the filing.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 33

10.   We refer to your response to comment 7 in your letter filed January 9, 2012, relating to your amended Form 8-K filed November 16, 2011.   We note the related revised disclosures in your Form S-1. Please expand your multiple element arrangements disclosures to incorporate the items included in FASB ASC 605-25-50-2.

Description of Business

Strategic Agreements, page 36

11.   Please revise to disclose more clearly the rights and obligations of the parties pursuant to your strategic agreements with Intel Corporation. In this regard, for example, clarify whether you received any monetary payment or other consideration in connection with your entry into the agreements, and describe Intel's contractual obligations to the company, including any significant payment obligations, going forward. Please also tell us what consideration you gave to filing the agreements with Intel as exhibits to the registration statement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

Executive Compensation

Summary Compensation Table, page 48

12.   There appear to be a number of blank entries in your summary compensation table in the rows setting forth the 2011 compensation for Messrs. Archbold and DeMoss. Please revise or advise.

Certain Relationships and Related Transactions

Placement Agent, page 52

13.   Please briefly describe the relationship between Gottbetter Capital Markets, LLC, your placement agent, and Gottbetter & Partners LLP, your counsel who has provided the legality opinion with respect to the shares being registered for resale. In this regard, we note that it appears from their respective websites <www.gottbetter.com and www.gotbetter.capital.com> that these two entities are affiliated. To the extent that Gottbetter Capital Markets is a related party of Rackwise's as a result of the equity issuances made to it, please tell us what consideration you gave to discussing your relationship and transactions with Gottbetter & Partners in this section as well. Refer to Item 404(d)(1) of Regulation S-K.   In addition, please tell us what consideration you gave to discussing under the heading "Experts" on page 59 any interest in Rackwise that Gottbetter & Partners may have as a result of the warrants issued to Gottbetter Capital Markets. Refer to Item 509 of Regulation S-K.

Plan of Distribution, page 53

14.   You disclose on the top of page 54 that the selling stockholders may sell shares under Rule 144 under the Securities Act, rather than under the prospectus. Please expand this disclosure to discuss the limitations set forth in Rule 144(i) with respect to resales of shares of former shell companies, as you discuss in your risk factor at the top of page 10.

Condensed Consolidated Financial Statements – December 31, 2010 and 2009

Notes to Financial Statements

15.   Please tell us what consideration you gave to providing earnings per share disclosures for the years ended December 31, 2010 and 2009. Refer to FASB ASC 260-10-50-1. In addition, please tell us what consideration you gave to providing earnings per share amounts on the face of your statements of operations. Refer to FASB ASC 260-10-45-1 through 45-8.

Note 5 – Intangible Assets, page F-13

16.   We refer to your response letter filed January 9, 2012, relating to your amended Form 8-K filed November 16, 2011.   Your response to comment 13 is unclear to us in that your footnote disclosure in the Form S-1 does not discuss the nature of the acquisitions made in the respective periods. As such, please expand your footnote disclosure in the Form S-1 to discuss the nature of the acquisition of your intangible assets in 2010 and your interim period ended September 30, 2011. Refer to FASB ASC 350-30-50-1.

Unaudited Condensed Consolidated Financial Statements – September 30, 2011 and 2010

Note 13 – Subsequent Events, page F-53

17.   Your disclosure on page 2 indicates that in November 2011, you completed a private placement offering which you sold an aggregate of approximately 20,311,000 units for gross proceeds of approximately $5,078,000. This disclosure does not appear to be consistent with your subsequent events footnote disclosures. In this regard, we note your disclosure on page F-53, that subsequent to September 30, 2011, you sold an aggregate of 7,763,494 units resulting in $1,940,874 of aggregate gross proceeds. Please advise or revise as appropriate. Similar disclosures are noted on pages 3, 4, 23, 31 and 35.

Exhibit 5.1. Legality Opinion

18.   The legality opinion currently states that all of the shares being registered for resale "are validly issued, fully paid and non-assessable." The foregoing appears inaccurate with respect to the shares being registered for resale that are issuable pursuant to the exercise of warrants. Accordingly, please have counsel file a revised opinion that clarifies whether the shares to be issued pursuant to the warrants, when exercised in accordance with the terms of the applicable warrant, will be validly issued, fully paid and non-assessable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

●   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3483 with any other questions. If you thereafter need assistance, you may contact or Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

/s/ Katherine Wray

Katherine Wray
Attorney-Advisor

cc: Via E-Mail
       Adam S. Gottbetter
       Gottbetter & Partners, LLP